                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ____________________________

                                  SCHEDULE TO


  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                          ____________________________

                        PROVANTAGE HEALTH SERVICES, INC.
                       (Name of Subject Company (Issuer))

                       MERCK & CO., INC. (OFFEROR PARENT)
                         PV ACQUISITION CORP. (OFFEROR)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))
                          ____________________________

                    Common Stock, Par Value $0.01 Per Share
                       (Including the Associated Rights)
                         (Title of Class of Securities)

                                  743725 10 3
                     (CUSIP Number of Class of Securities)
                          ____________________________

                                CELIA A. COLBERT
                              PV ACQUISITION CORP.
                             C/O MERCK & CO., INC.
                                ONE MERCK DRIVE
                      WHITEHOUSE STATION, NEW JERSEY 08889
                                 (908) 423-1000
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                WITH COPIES TO:

                           GARY P. COOPERSTEIN, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8000

                           Calculation of Filing Fee

-------------------------------------------------------------------------------
             Transaction Valuation: *              Amount of filing fee:
                     $226,724,985                         $45,345
-------------------------------------------------------------------------------

     * For purposes of calculating fee only. This amount is based on a per share offering price of $12.25 for 18,150,000 shares of common stock and for options to purchase 358,162 options with strike prices lower than $12.25 that may become exercisable before or during a subsequent offer period, if any. Pursuant to the Agreement and Plan of Merger, dated as of May 4, 2000, by and among ProVantage Health Services, Inc. (the "Company"),

       Merck & Co., Inc. and PV Acquisition Corp. (together, the "Bidders"), the Company represented to the Bidders that, as of such date, it had 18,150,000 shares of common stock issued and outstanding and 873,309 shares of common stock reserved for issuance upon exercise of outstanding stock options, none of which are currently exercisable and all of which will become exercisable before or during a subsequent offer period, if any. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Bidder.


       [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:  None
       Form or Registration No.:  Not applicable
       Filing Party:  Not applicable
       Dated Filed:  Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencment of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X]  third-party offer subject to Rule 14d-1.

    [_]  issuer tender offer subject to Rule 13e-4.

    [_]  going-private transactions subject to Rule 13e-3.

    [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Tender Offer Statement on Schedule TO relates to the offer by PV Acquisition Corp., a Delaware corporation ("Offeror") and indirect wholly owned subsidiary of Merck & Co., Inc., a New Jersey corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of ProVantage Health Services, Inc., a Delaware corporation (the "Company"), at a price of $12.25 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer"), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B)), respectively.

ITEM 1.  SUMMARY TERM SHEET

     The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

(a) The issuer is ProVantage Health Services, Inc., a Delaware corporation, with its principal executive offices located at N19 W24130 Riverwood Drive, Waukesha, Wisconsin 53188, telephone number (262) 312-3000.

(b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 "Price Range of Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b) and (c)(1), (c)(2) and (c)(5) The information set forth in the Introduction, Section 9 "Certain Information Concerning Offeror and Parent," and Annex I of the Offer to Purchase is incorporated herein by reference.

(c)(3) To the best knowledge of Offeror or Parent, no person listed in Annex I of the Offer to Purchase has, during the past 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(c)(4) To the best knowledge of Offeror or Parent, no person listed in Annex I of the Offer to Purchase has, during the past 5 years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.  TERMS OF THE TRANSACTION

(a)(1)(i) through (v) The information set forth in the Introduction and Section 1 "Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) and (vii) The information set forth in Section 4 "Withdrawal Rights" of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in Section 2 "Acceptance for Payment and Payment of Shares" of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix), (x), (xi) Not applicable.

(a)(1)(xii) The information set forth in Section 5 "Certain Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) and (b) The information set forth in Section 9 "Certain Information Concerning Offeror and Parent," Section 11 "Background of Offer" and Section 13 "The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) and (c)(1) through (7) The information set forth in Section 12 "Purpose of the Offer; The Merger; Plans for the Company," Section 13 "The Transaction Documents," and Section 14 "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b) and (d) The information set forth in Section 10 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information set forth in Section 9 "Certain Information Concerning Offeror and Parent" and in Section 13 "The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth in Section 17 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS

Not applicable because (a) the consideration offered consists solely of cash,
(b) the offer is not subject to any financing condition and (c) the offer is for all outstanding securities of the subject class. However, the information set forth in Section 9 "Certain Information Concerning Offeror and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION

(a)(1) Other than as elsewhere disclosed in this statement, none.

(a)(2) through (5) The information set forth in Section 16 "Certain Regulatory and Legal Matters" of the Offer to Purchase is incorporated herein by reference.

(b) None or not applicable.

ITEM 12.  EXHIBITS

     (a)(1)(A)  -Offer to Purchase dated May 10, 2000.

     (a)(1)(B)  -Letter of Transmittal.

     (a)(1)(C)  -Notice of Guaranteed Delivery.

     (a)(1)(D)  -Letter from J.P. Morgan & Co. as Dealer Manager to Brokers,
                 Dealers, Banks, Trust Companies and Other Nominees.

     (a)(1)(E)  -Letter to Clients from Brokers, Dealers, Banks, Trust Companies and Other Nominees.

     (a)(1)(F) - Guidelines for Certification of Taxpayer Identification Number
                 on Substitute Form W-9.

     (a)(1)(G) - Joint Press Release issued by Parent and the Company on May 4,
                 2000.

     (a)(1)(H) - Press Release issued by Parent on May 11, 2000.

     (b)          -None or not applicable.

     (c)          -None or not applicable.

     (d)(1)       -Agreement and Plan of Merger, dated as of May 4, 2000, among
                   Offeror, Parent and the Company.

     (d)(2)       -Stockholder Agreement, dated as of May 4, 2000, among
                   Offeror, Parent, SKO Holdings, Inc. and ShopKo Stores, Inc.

     (d)(3)       -Side Letter, dated as of May 4, 2000, among ShopKo Stores,
                   Inc., SKO Holdings, Inc. and the Company.

     (d)(4)       -Amended and Restated Tax Matters Agreement, dated as of May
                   4, 2000, between SKO Holdings, Inc., ShopKo Stores, Inc. and the Company.

     (d)(5)       -Lease Amendment, dated May 4, 2000, between ShopKo Stores,
                   Inc. and the Company.

     (d)(6)       -First Amendment to Rights Agreement, dated as of May 4, 2000, between Norwest Bank Minnesota, National Association, and the Company.

     (d)(7)       -Employment Agreement, dated as of May 4, 2000, between Merck-
                   Medco Managed Care, L.L.C., a Delaware limited liability company ("Merck-Medco"), and Matthew Zirpoli.

     (d)(8)       -Employment Agreement, dated as of May 4, 2000, between Merck-
                   Medco and Peter F. Hoffman.

     (d)(9)       -Employment Agreement, dated as of May 4, 2000, between Merck-
                   Medco and Joseph A. Coffini.

     (d)(10)      -Employment Agreement, dated as of May 4, 2000, between Merck-
                   Medco and Jeffrey A. Jones.

     (d)(11)      -Employment Agreement, dated as of May 4, 2000, between Merck-
                   Medco and Glen Laschober.

     (d)(12)      -Confidentiality Agreement with the Company, dated as of
                   December 8, 1999 and delivered on December 28, 1999 by
                   Parent.

     (e)
     through (h)  -None or not applicable.

                                   SIGNATURES

     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 10, 2000

                                    MERCK & CO., INC.

                                    By: /s/ Judy C. Lewent
                                        --------------------------------------
                                        Name:  Judy C. Lewent
                                        Title: Senior Vice President and Chief
                                               Financial Officer

                                    PV ACQUISITION CORP.

                                    By: /s/ Judy C. Lewent
                                        -------------------------------------
                                        Name:  Judy C. Lewent
                                        Title: President

                                 EXHIBIT INDEX
                                 -------------

     EXHIBIT                                                                PAGE
     -------                                                                ----

     (a)(1)(A) -Offer to Purchase dated May 10, 2000.

     (a)(1)(B) -Letter of Transmittal.

     (a)(1)(C) -Notice of Guaranteed Delivery.

     (a)(1)(D) -Letter from J.P. Morgan & Co. as Dealer Manager to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

     (a)(1)(E) -Letter to Clients from Brokers, Dealers, Banks, Trust Companies and Other Nominees.

     (a)(1)(F) -Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(1)(G) -Joint Press Release issued by Parent and the Company on May 4, 2000.

     (a)(1)(H) -Press Release issued by Parent on May 11, 2000.

     (b)       -None or not applicable.

     (c)       -None or not applicable.

     (d)(1)    -Agreement and Plan of Merger, dated as of May 4, 2000, among
                Offeror, Parent and the Company.

     (d)(2) -Stockholder Agreement, dated as of May 4, 2000, among Offeror, Parent, SKO Holdings, Inc. and ShopKo Stores, Inc.

     (d)(3) -Side Letter, dated as of May 4, 2000, among ShopKo Stores, Inc., SKO Holdings, Inc. and the Company.

     (d)(4)    -Amended and Restated Tax Matters Agreement, dated as of
               May 4, 2000, between SKO Holdings, Inc., ShopKo Stores, Inc. and the Company.

     (d)(5) -Lease Amendment, dated May 4, 2000, between ShopKo Stores, Inc. and the Company.

     (d)(6) -First Amendment to Rights Agreement, dated as of May 4, 2000, between Norwest Bank Minnesota, National Association, and the Company.

     (d)(7) -Employment Agreement, dated as of May 4, 2000, between Merck-Medco Managed Care, L.L.C., a Delaware limited liability company ("Merck-Medco"), and Matthew Zirpoli.

     (d)(8) -Employment Agreement, dated as of May 4, 2000, between Merck-Medco and Peter F. Hoffman.

     (d)(9) -Employment Agreement, dated as of May 4, 2000, between Merck-Medco and Joseph A. Coffini.

     (d)(10) -Employment Agreement, dated as of May 4, 2000, between Merck-Medco and Jeffrey A. Jones.

     (d)(11) -Employment Agreement, dated as of May 4, 2000, between Merck-Medco and Glen Laschober.

     (d)(12) -Confidentiality Agreement with the Company, dated as of December 8, 1999 and delivered on December 28, 1999 by Parent.

     (e)
     through (h)   -None or not applicable.